Exhibit 99.71

For Immediate Release:

HudBay receives meeting requisition from shareholder

Toronto, Ontario, December 19, 2008 – The Board of Directors of HudBay Minerals Inc. (TSX: HBM) (“HudBay”) today announced that it has received a requisition from a registered shareholder pursuant to Section 143 of the Canada Business Corporations Act. The Meeting has been requisitioned for the purpose of removing the current Board of Directors of HudBay and electing a slate of directors to be proposed by the requisitionist. At this time, an alternative slate of directors has not been proposed by the requisitionist. The Board will make a further announcement on January 2, 2008 regarding its response to the requisition.

ABOUT HUDBAY MINERALS INC.

HudBay is a leading base metals mining company with assets in North and Central America. The company is investing for the future in one of the most ambitious exploration programs in Canada, targeting its 400,000 hectare exploration territory in the Flin Flon Greenstone Belt. An integrated mining company, HudBay operates zinc and copper mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, the White Pine Copper Refinery in Michigan, and owns the Fenix nickel project in Guatemala. In addition to its primary products, the Company also produces gold, silver and zinc oxide. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

(HBM-G)

For further information, please contact:

HudBay Minerals Inc.

Annemarie Brissenden

Manager, Investor Relations

(416) 362-0615

Email: annemarie.brissenden@hudbayminerals.com

Website: www.hudbayminerals.com